File No. 812-_______
As Filed with the Securities and Exchange Commission on August 27, 2009
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

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AXA Equitable Life Insurance Company
Separate Account 45 of AXA Equitable Life Insurance Company
Separate Account 49 of AXA Equitable Life Insurance Company
Separate Account A of AXA Equitable Life Insurance Company
Separate Account FP of AXA Equitable Life Insurance Company
Separate Account 65 of AXA Equitable Life Insurance Company
MONY Life Insurance Company of America
MONY America Variable Account L

AXA Premier VIP Trust

1290 Avenue of the Americas
New York, New York 10104

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Notice and Order to:

Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas

New York, New York 10104

Communications and Copies of Notice and Order to:

Patricia Louie, Esq. Vice President and Associate General Counsel AXA Financial, Inc. 1290 Avenue of the Americas New York, New York 10104	Mark C. Amorosi, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006

This document contains a total of 55 pages.

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UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

AXA Equitable Life Insurance Company
Separate Account 45 of AXA Equitable Life Insurance Company
Separate Account 49 of AXA Equitable Life Insurance Company
Separate Account A of AXA Equitable Life Insurance Company
Separate Account FP of AXA Equitable Life Insurance Company
Separate Account 65 of AXA Equitable Life Insurance Company

MONY Life Insurance Company of America
MONY America Variable Account L

AXA Premier VIP Trust

1290 Avenue of the Americas

New York, New York 10104

File No. 812-_________

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) OF THE INVESTMENT COMPANY ACT OF 1940

I.       INTRODUCTION

AXA Equitable Life Insurance Company (“AXA Equitable”), Separate Account 45 of AXA Equitable (“Separate Account 45”), Separate Account 49 of AXA Equitable (“Separate Account 49”), Separate Account A of AXA Equitable (“Separate Account A”), Separate Account FP of AXA Equitable (“Separate Account FP”) (together, “AXA Equitable Separate Accounts”), MONY Life Insurance Company of America (“MLOA”) and MONY America Variable Account L (“MLOA Separate Account L”) (collectively, the “Section 26 Applicants”) hereby submit this Application (“Application”) for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section

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26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution of securities of the Multimanager Aggressive Equity Portfolio (the “Replacement Portfolio”) for securities of the Multimanager Large Cap Growth Portfolio (the “Removed Portfolio”) (the “Substitution”). Each of these portfolios is a series of the AXA Premier VIP Trust (the “Trust”) (which is a registered investment company that is an affiliate of the Section 26 Applicants) and currently serves as an underlying investment option for certain variable annuity contracts issued by AXA Equitable (“Annuity Contracts”) and/or variable life insurance policies issued by AXA Equitable and MLOA (“Life Insurance Contracts”) (collectively, the “Contracts”), as more fully described below.1

The Section 26 Applicants, together with Separate Account 65 of AXA Equitable (“Separate Account 65”), and the Trust (collectively, “Section 17 Applicants”), also request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the above-described Substitution by redeeming securities issued by the Removed Portfolio in-kind and using the portfolio securities received from the Removed Portfolio to purchase securities issued by the Replacement Portfolio (the “In-Kind Transactions”).2

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[1]

AXA Equitable and MLOA are sometimes referred to herein collectively as the “Insurance Companies” and individually as an “Insurance Company.” MLOA Separate Account L and the AXA Equitable Separate Accounts are sometimes referred to herein collectively as the “Separate Accounts” and individually as a “Separate Account.”

[2]	For the purposes of this Application, Separate Account 65 also is an “AXA Equitable Separate Account” and may be referred to herein as a “Separate Account” and collectively with MLOA Separate Account L and the AXA Equitable Separate Accounts, the “Separate Accounts.”

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I.     STATEMENT OF FACTS

A.       The Section 26 Applicants

1.       AXA Equitable

AXA Equitable is a New York stock life insurance company that has been in business since 1859 (including the operations of its predecessor). Its home office is located at 1290 Avenue of the Americas, New York, New York 10104. AXA Equitable is authorized to sell life insurance and annuities in 50 states, the District of Columbia, Puerto Rico and the Virgin Islands. It maintains local offices throughout the United States. AXA Equitable is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is a wholly owned subsidiary of AXA Financial.

2.      MLOA

MLOA is a stock life insurance company organized in 1969 under the laws of the State of Arizona. The principal office of MLOA is located at 1290 Avenue of the Americas, New York, NY 10104. MLOA is licensed to sell life insurance and annuities in 49 states (not including New York), the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. AXA Financial, Inc. (“AXA Financial”) is the parent company of MLOA. Majority-owned publicly traded subsidiaries of AXA Financial currently include AllianceBernstein, L.P. AXA Financial, a holding company, is an indirect, wholly owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies and is publicly traded.

As of December 31, 2008, AXA Financial and its consolidated subsidiaries managed approximately $540 billion in assets. These assets are primarily managed for domestic and overseas investors, mutual funds, pension funds, endowment funds, and

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retirement and annuity programs for businesses, tax exempt organizations and individuals.

3.      AXA Equitable Separate Accounts

Separate Account 45, Separate Account 49 and Separate Account A were established in 1994, 1996 and 1968, respectively, pursuant to authority granted by AXA Equitable’s Board of Directors. AXA Equitable serves as sponsor and depositor for each of these Separate Accounts, which fund certain Contracts. Separate Account FP was established in 1995 pursuant to authority granted by AXA Equitable’s Board of Directors in connection with the merger of Equitable Variable Life Insurance Company (“EVLICO”) with and into AXA Equitable.3 AXA Equitable serves as sponsor and depositor for Separate Account FP, which funds certain variable life insurance policies. Separate Account 65 was established in 1996 pursuant to authority granted by AXA Equitable’s Board of Directors. AXA Equitable serves as sponsor and depositor for Separate Account 65, which funds group pension and profit-sharing plans under group annuity contracts issued by AXA Equitable.

Each AXA Equitable Separate Account is a segregated asset account of AXA Equitable and, except for Separate Account 65, is registered with the Commission as a unit investment trust under the 1940 Act.4 Separate Account 65 is excluded from

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[3]

On January 1, 1997, when EVLICO merged into AXA Equitable, Separate Account FP succeeded to the assets of a separate account of EVLICO established in 1985 pursuant to authority granted by the Board of Directors of EVLICO.

[4]

See File No. 811-08754 (Separate Account 45); File No. 811-07659 (Separate Account 49), File No. 811-01705 (Separate Account A) and File No. 811-04335 (Separate Account FP). Pursuant to Rule 0-4(a) under the 1940 Act, Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the descriptions and representations contained herein.

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registration under the 1940 Act pursuant to Section 3(c)(11) of the 1940 Act. Separate 65 is not a Section 26 Applicant.

As noted above, the AXA Equitable Separate Accounts fund the respective variable benefits available under the Contracts issued by AXA Equitable. Units of interest in the AXA Equitable Separate Accounts, except Separate Account 65, are registered under the Securities Act of 1933, as amended (“1933 Act”).5 Units of interest in Separate Account 65 are exempt from registration under the 1933 Act, pursuant to Section 3(a)(2) of the 1933 Act.

That portion of the assets of each AXA Equitable Separate Account that is equal to the reserves and other Contract liabilities with respect to the respective AXA Equitable Separate Account is not chargeable with liabilities arising out of any other business of AXA Equitable, as the case may be. In accordance with the respective Contracts for each AXA Equitable Separate Account, any income, gains or losses, realized or unrealized, from assets allocated to the respective AXA Equitable Separate Account are credited or charged against that AXA Equitable Separate Account, without regard to other income, gains or losses of AXA Equitable.

4.      MLOA Separate Account L

MLOA Separate Account L was established under Arizona law in 1985 pursuant to authority granted by MLOA’s Board of Directors. MLOA serves as depositor for

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[5]

See File Nos. 333-64751, 333-73121, 333-61380, 333-44996, 33-83750 (Separate Account 45); File Nos. 333-05593, 333-64749, 333-31131, 333-60730, 333-79379, 333-96177 (Separate Account 49); File Nos. 2-30070, 333-81393, 333-81501, 333-130988, 33-47949, 33-58950, 333-137052¸ 333-141082 (Separate Account A); and File Nos. 333-17639, 333-17641, 333-17663, 333-17665, 333-17669, 333-17671, 333-103199, 333-103202, 333-115985, 333-76130, 333-103199, 333-134307 (Separate Account FP). Pursuant to Rule 0-4(a) under the 1940 Act, Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the descriptions and representations contained herein.

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MLOA Separate Account L, which funds variable benefits available under certain Contracts issued by MLOA.

MLOA Separate Account L is a segregated asset account of MLOA and is registered with the Commission as a unit investment trust under the 1940 Act.6 Units of interest in MLOA Separate Account L under the Contracts are registered under the Securities Act of 1933, as amended (“1933 Act”).7

That portion of the assets of MLOA Separate Account L that is equal to the reserves and other Contract liabilities with respect to it is not chargeable with liabilities arising out of any other business of MLOA. In accordance with the Contracts for MLOA Separate Account L, any income, gains or losses, realized or unrealized, from assets allocated to MLOA Separate Account L is credited or charged against it, without regard to other income, gains or losses of MLOA.

5.      The Trust

The Trust is organized as a Delaware statutory trust. It is registered as an open-end management investment company under the 1940 Act and its shares are registered under the 1933 Act on Form N-1A.8 It commenced operations on October 2, 2001.

The Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act, and currently offers 22 separate series (each a “Portfolio” and collectively, the “Portfolios”). The Trust does not impose sales charges for buying and selling its shares.

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[6]

See File No. 811-04234. Pursuant to Rule 0-4(a) under the 1940 Act, Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the descriptions and representations contained herein.

[7]

See File No. 333-134304. Pursuant to Rule 0-4(a) under the 1940 Act, Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the descriptions and representations contained herein.

[8]

See File Nos. 811-10509 and 333-70754. Pursuant to Rule 0-4(a) under the 1940 Act, Applicants hereby incorporate by reference the Trust’s registration statements to the extent necessary to supplement the descriptions and representations contained herein.

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All dividends and other distributions with respect to a Portfolio’s shares are reinvested in full and fractional shares of the Portfolio to which they relate. The Trust currently offers two classes of shares, Class A and Class B shares, which differ only in that Class B shares are subject to a distribution plan adopted and administered pursuant to Rule 12b-1 under the 1940 Act. Under that distribution plan, up to 0.50% of the average daily net assets attributable to the Class B shares of each Portfolio may be used to pay for distribution and shareholder services. The distributors for the Class A and Class B shares of each Portfolio are AXA Advisors, LLC (“AXA Advisors”) and AXA Distributors, LLC (“AXA Distributors”). Under the Distribution Agreements with respect to the promotion, sale and servicing of shares of each Portfolio, payments to AXA Advisors and AXA Distributors, with respect to activities under the distribution plan, are currently limited to payments at an annual rate equal to 0.25% of the average daily net assets of each Portfolio attributable to its Class B shares.

AXA Equitable currently serves as investment manager (“Manager”) of each of the Portfolios pursuant to the Investment Management Agreements between the Trust, on behalf of each Portfolio, and AXA Equitable (“Management Agreements”). AXA Equitable has served as Manager of the Trust since its inception. Pursuant to the Management Agreements, the Manager’s responsibilities include: (i) overall supervisory responsibility for the general management and investment of each Portfolio’s assets; (ii) full discretion to select new or additional investment sub-advisers (“Advisers”) for each Portfolio; (iii) full discretion to enter into and materially modify existing Investment Advisory Agreements (“Advisory Agreements”) with Advisers; (iv) full discretion to terminate and replace any Adviser; and (v) full investment discretion to make all

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determinations with respect to the investment of a Portfolio’s assets not then managed by an Adviser. In addition, pursuant to the Management Agreements, the Manager monitors the compliance of each Adviser with the investment objectives, policies and restrictions of any Portfolio under the management of such Adviser, and reviews and reports to the Board of Trustees of the Trust on the performance of each Adviser. The Manager also furnishes to the Trust at its own expense and without remuneration from or other cost to the Trust: (i) office space; (ii) executive and other personnel, including personnel for the performance of certain clerical and other office functions; and (iii) certain information and services in connection with the preparation of registration statements, prospectuses, statements of additional information and certain reports to shareholders.

The Manager has currently retained 26 Advisers to provide the day-to-day investment advisory services for 13 of the 22 current Portfolios.9 Pursuant to the Advisory Agreements, each Adviser performs the following functions: (i) furnishes an investment program for its Portfolio(s); (ii) makes investment decisions for its Portfolio(s); (iii) places all orders for the purchase and sale of those investments; and (iv) certain limited related administrative functions. JPMorgan Chase Bank serves as custodian for the Trust. AXA Equitable serves as administrator for the Trust and, subject to AXA Equitable’s supervision, J.P. Morgan Investor Services Co. serves as the sub-administrator.

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[9]

The AXA Conservative Allocation Portfolio, AXA Conservative-Plus Allocation Portfolio, AXA Moderate Allocation Portfolio, AXA Moderate-Plus Allocation Portfolio, AXA Aggressive Allocation Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2035 Allocation Portfolio and Target 2045 Allocation Portfolio are operated as funds of funds, the assets of which are managed by AXA Equitable through its Funds Management Group.

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The Trust has received an exemptive order from the Commission (“Multi-Manager Order”) that permits the Manager, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Manager, subject to certain conditions, including approval of the Board of Trustees of the Trust, and without the approval of shareholders, to: (i) select a new Adviser or additional Advisers for each Portfolio; (ii) enter into new Advisory Agreements and/or materially modify the terms of any existing Advisory Agreement;10 (iii) terminate any existing Adviser and replace the Adviser; and (iv) continue the employment of an existing Adviser on the same contract terms where the Advisory Agreement has been assigned because of a change of control of the Adviser.11 If a new Adviser is retained for a Portfolio, Contract owners would receive notice of any such action, including all information concerning any new Adviser or Advisory Agreement that would be included in an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended.

B.      The Contracts

All Annuity Contracts allow the Contract owners or, in the case of group Annuity Contracts, the participants, to allocate premium payments by Contract owners or contributions by participants among the variable and any fixed investment options

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The Manager will not enter into an Advisory Agreement with an Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Portfolio or the Manager, other than by reason of serving as an Adviser to a Portfolio, without the Advisory Agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Portfolio (or, if the Portfolio serves as a funding medium for any subaccount of a registered separate account, then pursuant to voting instructions by the unitholders of the subaccount).

[11]	See EQ Advisors Trust and EQ Financial Consultants, Inc., 1940 Act Rel. Nos. 23093 (March 30, 1998) (notice) and 23128 (April 24, 1998) (order).

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available under the Annuity Contracts.12 In the case of group Annuity Contracts, allocation decisions are made by the participants, the trustee or the employer, depending on the terms of the employer’s plan. Other than with respect to immediate Annuity Contracts, the premium payments by Contract owners and contributions by participants accumulate in the investment options. Under all deferred Annuity Contracts, premium payments by Contract owners or contributions by participants are available to fund annuity payments to the Annuity Contract owner or participant or may be withdrawn. Contributions by Contract owners or premium payments by participants allocated to variable funding options are held in corresponding divisions of the appropriate Separate Accounts.

The Life Insurance Contracts include flexible premium, scheduled premium and single premium individual, second to die and corporate variable life policies. Premium payments after the deduction of any applicable charges (e.g., premium charges) accumulate in variable and any fixed investment options. Net premiums allocated to variable funding options are held in corresponding divisions of the appropriate Separate Accounts. Accumulated amounts may be used to fund death benefits, loans, surrenders, withdrawals and other benefits payable under the Life Insurance Contracts.

The Contracts do not restrict transfers from a variable subaccount and there are no limits on transfers into a variable subaccount or a guaranteed account (for those Contracts that offer a guaranteed account investment option), although transfer charges may apply. For those Annuity Contracts that offer a guaranteed account investment option, except

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[12]

A participant’s ability to allocate contributions or premium payments among variable and fixed investment options available under the Annuity Contracts may be limited to those circumstances in which a Contract owner (often a participant’s employer) directs and/or authorizes such allocations.

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with respect to Annuity Contracts issued in the state of New York, transfers from the guaranteed account may be subject to a market value adjustment if the transfer request is not received at the end of the prescribed accumulation period. In addition, for Annuity Contracts issued in the state of New York, a minimum amount must be maintained in a guaranteed account for those Contracts that have investments in such account and a minimum number of free transfers are guaranteed. For certain Life Insurance Contracts that offer a guaranteed account investment option, there is a limit on the amount that can be held in, and the amount that may be transferred from, the guaranteed account in cases where the Contract owner has elected a certain feature under the Contract. Also with respect to Life Insurance Contracts, transfers from a guaranteed account may only be made once a year. With respect to certain Life Insurance Contracts, including Life Insurance Contracts issued in the state of New York, there are a minimum number of free transfers guaranteed.

III.       THE PROPOSED SUBSTITUTION

A.      Proposed Substitution

Each Insurance Company, on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute a different eligible investment fund for one of the current investment funds offered as a funding option under the Contracts. In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution of (i) Class A shares of the Multimanager Aggressive Equity Portfolio for Class A shares of the Multimanager Large Cap Growth Portfolio; and (ii) Class B shares of the Multimanager Aggressive Equity Portfolio for Class B shares of the Multimanager Large Cap Growth Portfolio.

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B.      Reasons for the Substitution

The Section 26 Applicants propose the Substitution as part of a continued and overall business plan by each of the Insurance Companies to make its Contracts more attractive to existing Contract owners, participants or prospective purchasers, as the case may be, and more efficient to administer and oversee. Each Insurance Company has carefully reviewed its Contracts and each investment option offered under the Contracts with the goal of providing a superior choice of investment options.

The principal purposes of the proposed Substitution are as follows:

1.     Simplification. The proposed Substitution is designed and intended to simplify the prospectuses and related materials with respect to the Contracts and the investment options available through the Separate Accounts. In certain cases, the Insurance Companies offer several investment alternatives (i.e., the Replacement Portfolio and the Removed Portfolio) that overlap and largely duplicate one another by having substantially similar investment objectives, policies and principal risks. The Section 26 Applicants believe that this situation creates inefficiencies and may be confusing to Contract owners and participants. The Insurance Companies anticipate that consolidating the Removed Portfolio into the Replacement Portfolio would simplify the Contract prospectuses and related materials provided to Contract owners and thereby reduce the potential for Contract owner confusion. In addition, the Section 26 Applicants believe that substituting the Replacement Portfolio for the Removed Portfolio would lead to greater efficiencies in administering the Contracts and potentially enable the Insurance Companies to offer a wider range of investment options in the future that would be more attractive to Contract owners and participants. The Section 26 Applicants believe that the deletion of an overlapping investment option should not adversely affect Contract owners

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and participants given that a similar investment option will remain available under the Contracts and the Contracts will offer the same number of investment options or, in those cases where the number of investment options is being reduced, continue to offer a significant number of alternative investment options offering a full range of investment objectives, strategies and Advisers (currently expected to range in number from 27 to 66 after the Substitution versus 28 to 67 before the Substitution).

2.     Consistency (Risk/Return Characteristics). The proposed Substitution will substitute shares of the Replacement Portfolio for shares of the Removed Portfolio, which has an identical investment objective and substantially similar investment policies and risks as those of the Replacement Portfolio. This is expected to simplify the process of explaining the proposed Substitution to Contract owners and should facilitate their understanding of the effect of the Substitution on them. In addition, as set forth below, the Replacement Portfolio generally has a better historical performance record and its fees and expenses are expected to be lower than those of the Removed Portfolio.

3.     Lower Net Operating Expenses. Contract owners and participants with subaccount balances invested in shares of the Replacement Portfolio will have lower net operating expenses immediately after the proposed Substitution. In addition, the Replacement Portfolio is significantly larger than the Removed Portfolio. Generally speaking, larger funds tend to have lower expenses than comparable funds that are smaller because, with a larger asset size, fixed fund expenses are spread over a larger base, lowering the expense ratios. Therefore, as a result of the Substitution, various costs such as legal, accounting, printing and trustee fees will be spread over a larger base with each Contract owner and participant bearing a smaller portion of the cost than would be

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the case if the Replacement Portfolios and/or the Trust (as applicable) were smaller in size. Larger funds also may have lower trading expenses, potentially resulting in higher returns.

4.      Potential Reduction of Costs. In cases where an Insurance Company offers overlapping Portfolios through its Separate Accounts, it has made the Contracts less efficient to administer. Supporting overlapping investment options unnecessarily increases administrative and operational expenses. Thus, the proposed Substitution will enable an Insurance Company to reduce certain costs that it incurs in administering the Contracts by consolidating overlapping and duplicative Portfolios and thereby allow an Insurance Company to offer more competitively priced products in the future.13

5.     No Expense to Contract Owners and Participants. The proposed Substitution is designed to provide Contract owners with an opportunity to continue their investment in a substantially similar Portfolio without interruption and without any cost to them. The Insurance Companies have agreed to bear all expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses. On the effective date of the Substitution, the amount of any Contract owner’s or participant’s Contract value or the dollar value of a Contract owner’s or participant’s investment in the relevant Contract will not change as a result of the Substitution. In addition, the total expense ratio of the Replacement Portfolio is expected to be lower than that of the Removed Portfolio.

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The Insurance Companies do not anticipate that the level of fees and charges imposed by their respective Separate Accounts under the Contracts at the time of the Substitution will immediately change as a result of any reduction in cost occasioned by the Substitution. To the extent that Contract owners are expected to incur lower expenses immediately after the Substitution, any reduction will result from a change in the level of underlying Portfolio expenses, not those of the Separate Accounts. See Section III.C.5.

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B.      Description of the Portfolios

Set forth below is a description and comparison of the investment objectives, investment policies and principal risks of the Removed Portfolio and Replacement Portfolio.

1.      Investment Objectives, Policies and Risks

The Removed Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar investment policies and principal risks, and therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners and participants will continue to be met after the proposed Substitution. Each Portfolio seeks the long-term growth of capital as its investment objective. Under normal circumstances, each Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities: under normal circumstances, the Removed Portfolio invests at least 80% of its net assets in the equity securities of U.S. large capitalization companies and the Replacement Portfolio invests at least 80% of its net assets in equity securities, primarily investing in the securities of large capitalization growth companies but also investing, to a lesser extent, in the equity securities of small- and mid-capitalization growth companies. Each Portfolio invests primarily in common stocks, but may invest in other securities that its respective Advisers believe provide opportunities for capital growth, such as preferred stocks, warrants and securities convertible into common stock. In addition, each Portfolio may invest, to a limited extent, in derivatives: the Removed Portfolio may invest in futures and options, while the Replacement Portfolio may invest in writing covered call options and purchasing call and put options on individual equity securities, securities indexes and foreign currencies and may sell and purchase stock index and foreign currency futures contracts and options

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thereon. For temporary defensive purposes, each Portfolio may invest, without limit, in cash, money market instruments or high quality short-term debt instruments, including repurchase agreements.

To achieve its investment objectives, each Portfolio combines active and passive management strategies. With respect to each Portfolio, AXA Equitable allocates approximately 50% of the Portfolio’s net assets to a portion of the Portfolio that tracks the performance of an index (the Russell 1000 Growth Index in the case of the Removed Portfolio and the Russell 3000 Growth Index for the Replacement Portfolio) utilizing a passive, full replication investment style, and allocates the remaining 50% of the Portfolio’s net assets among the other portions of the Portfolio that are actively managed by multiple Advisers (the “Active Allocated Portions”) utilizing similar growth style strategies. The Advisers of the Active Allocated Portions of the Removed Portfolio focus on identifying companies expected to grow at a faster rate than the U.S. economy. Each Adviser of the Active Allocated Portions of the Replacement Portfolio selects investments by placing an emphasis on identifying securities of companies whose above-average prospective earnings growth is not fully reflected, in the view of the Adviser, in current market valuations. The Replacement Portfolio also may invest in cyclical industries, emerging growth companies, companies whose securities are temporarily undervalued, companies in special situations, companies whose growth prospects are not recognized by the market and less widely known companies.

The Active Allocated Portions of each Portfolio may invest, to a limited extent, in illiquid securities and in securities of foreign companies, including companies based in developing countries. The Replacement Portfolio’s Active Allocated Portions may invest

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up to 25% of their total assets in foreign securities. The Active Allocated Portions of the Removed Portfolio also may invest in foreign securities, to a limited extent, but have no stated limit. The Replacement Portfolio’s Active Allocated Portions also may make use of various other investment strategies such as investments in debt securities and making secured loans of its portfolio securities. The Advisers to each Portfolio may sell a security for a variety of reasons.

The Portfolios have substantially similar risk profiles. Each Portfolio is subject to general investment risks, such as market risk, information risk and securities risk. Each Portfolio also is subject to derivatives risk, equity risk, index-fund risk, investment style risk, issuer-specific risk, foreign investing and emerging markets risk, large-capitalization risk, leverage risk, liquidity risk, portfolio management risk and sub-adviser selection risk as principal portfolio risks; however, the Replacement Portfolio also is subject to credit/default risk and small- and mid-capitalization risk, which are not principal risks of the Replacement Portfolio.

2.      Fees and Expenses of the Portfolios

As of May 31, 2009, the assets of the Replacement Portfolio were approximately $857.3 million, while the assets of the Removed Portfolio were approximately $223.1 million. The chart below compares the advisory fees and total annual operating expenses of the Class A and Class B shares of the Removed Portfolio and the Replacement Portfolio for the fiscal year ended December 31, 2008. The total annual operating expenses of each Portfolio have been restated to reflect current fees charged with respect to the Portfolios. Class A shares of each Portfolio are not subject to plans adopted pursuant to Rule 12b-1 under the 1940 Act.

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	REMOVED PORTFOLIO	REPLACEMENT PORTFOLIO
	Multimanager Large Cap Growth Portfolio (Class A)	Multimanager Aggressive Equity Portfolio (Class A)
Management Fee[14]	0.75%	0.59%
Rule 12b-1 Fee	N/A	N/A
Other Expenses	0.24%	0.18%
Total Expenses	0.99%	0.77%

	REMOVED PORTFOLIO	REPLACEMENT PORTFOLIO
	Multimanager Large Cap Growth Portfolio (Class B)	Multimanager Aggressive Equity Portfolio (Class B)
Management Fee[14]	0.75%	0.59%
Rule 12b-1 Fee	0.25%	0.25%
Other Expenses	0.24%	0.18%
Total Expenses	1.24%	1.02%

For the fiscal year ended December 31, 2008, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio. In addition, it is anticipated that the Replacement Portfolio’s total annual operating expense ratio will be lower than that of the Removed Portfolio immediately after the Substitution. Accordingly, the Substitution will benefit Contract owners and participants with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio. To ensure that those who were Contract owners or participants on the date of the

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The management fee schedule for the Removed Portfolio on an annual basis is equal to 0.750% on the first $750 million, 0.700% on the next $1 billion, 0.675% on the next $3 billion, 0.650% on the next $5 billion and 0.625% thereafter. The management fee schedule for the Replacement Portfolio on an annual basis is equal to 0.600% on the first $750 million, 0.550% on the next $1 billion, 0.525% on the next $3 billion, 0.500% on the next $5 billion and 0.475% thereafter.

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Substitution do not incur higher expenses during the two years following the Substitution, the Insurance Companies will reimburse the subaccounts investing in the Replacement Portfolio for a period of two years after the date of the Substitution, on the last business day of each fiscal period (not to exceed a fiscal quarter), such that the sum of the Replacement Portfolio’s total operating expense ratio and subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculations of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the Removed Portfolio’s total operating expense ratio and subaccount expense ratio for fiscal year 2008 as restated to reflect current fees charged with respect to the Portfolio.

3.     Performance of the Portfolios

The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year/since inception periods ended December 31, 2008. The Replacement Portfolio had more favorable performance during the five-year and ten-year/since inception periods, although the ten-year/since inception return figures for the two Portfolios are not comparable due to their different inception dates, and comparable returns for the one-year period.

Portfolio	1 Year	5 Years	10 Years/ Since Inception*
Multimanager Large Cap Growth Portfolio (Class A)	-45.32%	-6.74%	-6.24%
Multimanager Large Cap Growth Portfolio (Class B)	-45.39%	-6.96%	-6.46%

20	Page 20 of a total of 55 pages

Portfolio	1 Year	5 Years	10 Years/ Since Inception*
Russell 1000 Growth Index	-38.44%	-3.42%	-3.38%
Multimanager Aggressive Equity Portfolio (Class A)	-46.55%	-5.18%	-5.24%
Multimanager Aggressive Equity Portfolio (Class B)	-46.68%	-5.41%	-5.48%
Russell 3000 Growth Index	-38.44%	-3.33%	-4.01%

*	The performance results above for the Replacement Portfolio include the performance results of its predecessor registered investment company and that company’s predecessor registered investment company, which commenced operations on January 27, 1986. The Replacement Portfolio commenced operations on January 27, 1986.

C.      Procedures for the Proposed Substitution

The Section 26 Applicants propose to follow the procedures described below to carry out the proposed Substitution. The Section 26 Applicants currently expect that the proposed Substitution will be carried out on or about April 2, 2010, or as soon as reasonably practicable thereafter (“Substitution Date”).

1.     Distribution of Prospectus and Prospectus Supplements. By supplements to the prospectuses for the Contracts and Separate Accounts, which will be delivered to Contract owners and participants at least thirty (30) days before the proposed Substitution, each Insurance Company will notify all Contract owners and participants of its intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Replacement Portfolio for the Removed Portfolio as described herein. The supplements will advise Contract owners and participants that from the date of the supplement until the date of the proposed Substitution, Contract owners and participants are permitted to make transfers of Contract value (or annuity unit value) out of a Removed Portfolio subaccount to one or more other subaccounts without

21	Page 21 of a total of 55 pages

the transfers (or exchanges) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge, as applicable. The supplements also will inform Contract owners and participants that the Insurance Companies will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed Substitution.15 The supplement also will advise Contract owners and participants how to provide instructions on reallocating Contract value in light of the proposed Substitution. In addition, the supplements will advise Contract owners and participants that any Contract value remaining in a Removed Portfolio subaccount on the Substitution Date will be transferred to a Replacement Portfolio subaccount and that the proposed Substitution will take place at relative net asset value. The supplements will also advise Contract owners and participants that for at least 30 days following the proposed Substitution, the Insurance Companies will permit Contract owners and participants to make transfers of Contract value (or annuity unit value) out of a Replacement Portfolio subaccount to one or more other subaccounts without the transfers (or exchanges) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge, as applicable. Each Insurance Company also will send Contract owners and participants prospectuses for the Replacement Portfolio prior to the Substitution.

The Section 26 Applicants will send the appropriate prospectus supplement (or other notice, in the case of Contracts no longer actively marketed and for which there are

_______________________________
[15]

One exception to this is that the Insurance Companies may impose restrictions on transfers to prevent or limit disruptive transfer and other “market timing” activities by Contract owners, participants or agents of Contract owners or participants as described in the prospectuses for the Separate Accounts and the Portfolios.

22	Page 22 of a total of 55 pages

a relatively small number of existing Contract owners or participants (“Inactive Contracts”)),16 containing this disclosure to all existing Contract owners and participants. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the supplement containing disclosure regarding the proposed Substitution, as well as a prospectus and/or supplement for the Replacement Portfolio. The Contract prospectus and the supplement and the prospectus and/or supplement for the Replacement Portfolio will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

2.     Notice. In addition to the prospectus supplements distributed to Contract owners and participants, within five business days after the proposed Substitution is completed, Contract owners and participants will be sent a written notice of the Substitution informing them that the Substitution was carried out and that they may transfer all Contract value or cash value under a Contract invested in the subaccount on the date of the notice to one or more other subaccounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among the variable account options. The notice will also reiterate that (other than with respect to implementing policies and procedures designed to prevent disruptive transfers and other market timing activity) each Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or, to the extent transfer charges apply to a Contract, to impose any charges on transfers until at least 30

_______________________________
[16]

In reliance on the relief provided in Great-West Life Insurance Company, No-Action Letter (pub. avail. Oct. 23, 1990) and in The Equitable Life Assurance Society of the United States, No-Action Letter (pub. avail. Oct. 4, 1990), the Applicants provide certain information to Inactive Contract owners about their Inactive Contracts, the relevant Separate Accounts, and the underlying fund in lieu of filing post-effective amendments to their registration statements relating to those Inactive Contracts or delivering updated prospectuses to those Contract owners.

23	Page 23 of a total of 55 pages

days after the proposed Substitution. The Insurance Companies will also send each Contract owner and participant a current prospectus for the Replacement Portfolios if they have not previously received a current version.

3.     State Approval. Each Insurance Company also is seeking approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or appropriate.

4.     Redemption and Purchase of Shares. The proposed Substitution will take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s or participant’s Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. The proposed Substitution will be effected by redeeming shares of the Removed Portfolio in cash and/or in-kind on the Substitution Date at their net asset value and using the proceeds of those redemptions to purchase shares of the Replacement Portfolio at their net asset value on the same date.17 All in-kind redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the staff of the Commission to Signature Financial Group, Inc. (Dec. 28, 1999).

Contract owners and participants will not incur any fees or charges as a result of the proposed Substitution, nor will their rights or insurance benefits or the Insurance

_______________________________
[17]

The Insurance Companies will pay any brokerage costs related to redemptions effected in connection with the Substitution. For administrative convenience, the In-Kind Transactions may be effected through a direct transfer of securities and cash between the custodian for a Removed Portfolio and its corresponding Replacement Portfolio followed by the distribution of shares of the Replacement Portfolio to the applicable Separate Account(s).

24	Page 24 of a total of 55 pages

Companies’ obligations under the Contracts be altered in any way.18 All expenses incurred in connection with the proposed Substitution, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed Substitution will not impose any tax liability on Contract owners or participants. The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract owners and participants to be greater after the Substitution than before the Substitution; all Contract-level fees will remain the same after the Substitution. In addition, because the Substitution will not be treated as a transfer for purposes of assessing transfer charges or computing the number of permissible transfers under the Contracts, no fees will be charged on the transfers made at the time of the Substitution.

5.     Limits on Expenses. With respect to each Contract outstanding on the date of the proposed Substitution, the Section 26 Applicants agree that for each fiscal period (not to exceed a fiscal quarter) during the two years following the date of the proposed Substitution that the annualized expense ratio of the Replacement Portfolio exceeds the total expense ratio of the Removed Portfolio for fiscal year 2008 as restated to reflect current fees charged with respect to the Portfolio, the Insurance Companies will reimburse the subaccounts investing in the Replacement Portfolio, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the two years following the date of the proposed Substitution, such that the sum of the Replacement Portfolio’s total operating expense ratio and subaccount expense ratio (asset-based fees and charges

_______________________________
[18]

Of course, to the extent a Contract owner’s insurance benefits are dependent on the market value of variable subaccounts, a Contract owner who was invested in the Removed Portfolio is not likely to experience the same portfolio performance with the Replacement Portfolio and, thus, the value of the Contract owner’s insurance benefits may be impacted.

25	Page 25 of a total of 55 pages

deducted on a daily basis from subaccount assets and reflected in the calculations of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the Removed Portfolio’s total operating expense ratio and subaccount expense ratio for fiscal year 2008 as restated to reflect current fees charged with respect to the Portfolio.

IV.      REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the following Substitution:

1.     Class A shares of the Multimanager Aggressive Equity Portfolio for Class A shares of the Multimanager Large Cap Growth Portfolio; and

2.     Class B shares of the Multimanager Aggressive Equity Portfolio for Class B shares of the Multimanager Large Cap Growth Portfolio.

A.       Applicable Law

Section 26(c) of the 1940 Act prohibits the depositor of a registered unit investment trust that invests in the securities of a single issuer from substituting the securities of another issuer without Commission approval.19 Section 26(c) provides that “[t]he Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by

_______________________________
[19]

Prior to May 12, 2001, Section 26(c) was designated Section 26(b). On that date, the provisions of the Graham-Leach-Bliley Act of 1999, Pub. L. No. 106-102, 113 Stat. 1338 (November 12, 1999) (“GLB”), became effective. One such provision added a new sub-paragraph (b) to Section 26 and re-designated then Section 26(b) as Section 26(c). References in this Application to Section 26(c) also include Section 26(b) as in effect prior to the effective date of GLB.

26	Page 26 of a total of 55 pages

notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the replacement funds, “recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.”20

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.21

_______________________________
[20]

In the years leading up to the 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act, requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee On Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[21]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

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The proposed Substitution involves a substitution of securities within the meaning of Section 26(c) of the 1940 Act.22 The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.

B.        Basis for a Section 26(c) Order

The Section 26 Applicants have reserved the right under the Contracts to substitute shares of another eligible investment fund for one of the current investment funds offered as a funding option under the Contracts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right. For example, the prospectus for MLOA Separate Account L contains the following statement:

[The Company may substitute shares of another mutual fund for shares of the Funds already purchased or to be purchased in the future by Contract Purchase Payments if: (1) the shares of any portfolio of the Funds is no longer available for investment by MLOA Separate Account L, or (2) in the judgment of the Company’s Board of Directors, further investment in shares of one or more of the portfolios of the Funds is inappropriate based on the purposes of the Contract. The new portfolios may have higher fees and charges than the ones they replaced, and not all portfolios may be available to all classes of Contracts. We will notify you before we substitute securities in any subaccount, and, to the extent required by law, we will obtain prior approval from the Securities and Exchange Commission and the Arizona Insurance Department. We also will obtain any other required approvals.]

Comparable language appears in the other Separate Account prospectuses.

The Section 26 Applicants have reserved this right of substitution both to protect themselves and their Contract owners and participants in situations where either might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account and to preserve the opportunity to replace such shares in situations

_______________________________
[22]

While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.” Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

28	Page 28 of a total of 55 pages

where a substitution could benefit the Insurance Companies and their respective Contract owners and participants.23

The Removed Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar investment policies and principal risks. In addition, the proposed Substitution retains for Contract owners and participants the investment flexibility that is a central feature of the Contracts. Any impact on the investment programs of affected Contract owners and participants, including the appropriateness of the available investment options, should be negligible.

Furthermore, the ultimate effect of the proposed Substitution will be to remove overlapping and duplicative investment options. The Substitution will permit the Insurance Companies to present information to their Contract owners and participants in a simpler and more concise manner. It is anticipated that after the Substitution, Contract owners and participants will be provided with disclosure documents that contain a simpler presentation of the available investment options under their Contracts.

In addition, in connection with the proposed Substitution, Contract owners and participants with subaccount balances currently invested in the Removed Portfolio will have a lower total operating expense ratio after the Substitution as Contract owners or participants with subaccount balances invested in the Replacement Portfolio. Each Insurance Company has agreed to impose certain expense limits, as discussed earlier in this Application, to ensure that Contract owners and participants do not incur higher expenses as a result of the Substitution for a period of two years after the Substitution.

_______________________________
[23]	Most variable insurance product issuers reserve this right in order to permit a flexible response to various uncontrollable business contingencies.

29	Page 29 of a total of 55 pages

Thus, the proposed Substitution protects the Contract owners and participants who have allocated Contract value to the Removed Portfolio by: (1) providing an underlying investment option for subaccounts invested in the Removed Portfolio that is substantially similar to the Removed Portfolio; (2) generally providing such Contract owners and participants with simpler disclosure documents; and (3) providing such Contract owners and participants with an investment option that would have total operating expenses after the Substitution that are lower than the current investment option.

In addition to the foregoing, the Section 26 Applicants generally submit that the proposed Substitution meets the standards that the Commission and its staff have applied to similar substitutions that the Commission previously has approved.24 The Section 26 Applicants also submit that the proposed Substitution is not of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute investment securities in a manner that permanently affected all the investors in the trust, the Contracts provide each Contract owner or participant with the right to exercise his or her own judgment, and transfer Contract values and cash values into and among other investment options available to Contract owners or participants under their Contracts. Additionally, the proposed Substitution will not reduce in any

_______________________________
[24]

See, e.g., MetLife Ins. Co. of Connecticut, SEC Rel. Nos. IC-28678 (Mar. 25, 2009) (notice) and IC-28699 (Apr. 20, 2009) (order); The Travelers Ins. Co., SEC Rel. Nos. IC-27278 (Mar. 31, 2006) (notice) and IC-27307 (Apr. 27, 2006) (order); Metropolitan Life Ins. Co., SEC Rel. Nos. IC-26368 (Feb. 25, 2004) (notice) and IC-26404 (March 29, 2004) (order); Principal Life Ins. Co., SEC Rel. Nos. SEC Rel. Nos. IC-26253 (Nov. 13, 2003) (notice) and IC-26285 (Dec. 5, 2003) (order); Western-Southern Life Assurance Co., SEC Rel. Nos. IC-24974 (May 7, 2001) (notice) and IC-24996 (June 4, 2001) (order); Massachusetts Mutual Life Insurance Company, SEC Rel. Nos. IC-24505 (June 20, 2000) (notice) and IC-24561 (July 18, 2000) (order); The Lincoln National Insurance Company, SEC Rel. Nos. IC-24267 (Jan. 28, 2000) (notice) and IC-24315 (Feb. 25, 2000) (order); Provident Mutual Life Insurance Company, SEC Rel. Nos. IC-24229 (Dec. 30, 1999) (notice) and IC-24266 (Jan. 27, 2000) (order); American Skandia Life Assurance Corp., SEC Rel. Nos. IC-23689 (Feb. 10, 1999) (notice) and IC-23720 (March 8, 1999) (order).

30	Page 30 of a total of 55 pages

manner the nature or quality of the available investment options. As such, investments in the Replacement Portfolio may be temporary investments for Contract owners and participants as each Contract owner or participant may exercise his or her own judgment as to the most appropriate investment alternative available. In this regard, the proposed Substitution retains for Contract owners and participants the investment flexibility that is a central feature of the Contracts. Moreover, the Section 26 Applicants will offer Contract owners and participants the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to prevent disruptive transfer and other market timing activity) that may otherwise have been imposed for a period beginning on the date of the supplement notifying Contract owners and participants of the proposed Substitution (which supplement will be delivered to Contract owners and participants at least thirty (30) days before the Substitution) and ending no earlier than thirty (30) days after the Substitution. The proposed Substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

The proposed Substitution also is unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract or participating in a group Contract, Contract owners and participants select much more than a particular underlying fund in which to invest their Contract values; they also select the specific type of insurance coverage offered by the Section 26 Applicants under the applicable Contract, as well as numerous other rights and privileges set forth in the Contract. Contract owners and participants also may have considered the Insurance Company’s size, financial condition, and its reputation for service in selecting their Contract. These factors will not

31	Page 31 of a total of 55 pages

change as a result of the proposed Substitution, nor will the annuity, life or tax benefits afforded under the Contracts held by any of the affected Contract owners or participants.

C.       Request for an Order

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution. The Section 26 Applicants submit that, for all the reasons stated above, the proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.     REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A.       Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

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Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

The Removed Portfolio and the Replacement Portfolio may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a separate account of an insurance company are legally owned by the insurance company. Thus, the Insurance Companies and their affiliates collectively own substantially all of the shares of the Trust. Accordingly, the Trust and its respective Portfolios may be deemed to be under the control of the Insurance Companies notwithstanding the fact that the Contract owners and participants may be considered the beneficial owners of those shares held in the Separate Accounts. If the Trust is under the common control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of the Trust and its respective Portfolios. If the Trust and its respective Portfolios are under the control of the Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Insurance Companies.

Regardless of whether the Insurance Companies can be considered to control the Trust and its Portfolios, the Insurance Companies may be deemed to be affiliated persons of the Trust and its Portfolios, including the Removed Portfolio and the Replacement Portfolio, because the Insurance Companies (which are under common control) and their affiliates own of record more than 5% of the outstanding shares. Likewise, each of the Trust’s Portfolios may be deemed to be each an affiliated person of each Insurance

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Company. In addition, AXA Equitable may be deemed an affiliated person of the Trust and each of its Portfolios and vice versa because it serves as the investment adviser to the Trust and each Portfolio and maybe deemed to control the Trust and the Portfolios.

As a result of these relationships, the Removed Portfolio may be deemed to be an affiliated person of an affiliated person (the Insurance Companies or the Separate Accounts) of the Replacement Portfolio, and vice versa.

The proposed In-Kind Transactions could be seen as the indirect purchase of shares of the Replacement Portfolio with portfolio securities of the Removed Portfolio and the indirect sale of portfolio securities of the Removed Portfolio for shares of the Replacement Portfolio. Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Removed Portfolio, acting as principal, and a sale of portfolio securities by the Removed Portfolio, acting as principal, to the Replacement Portfolio. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Removed Portfolio and a sale of securities to the Replacement Portfolio by each Insurance Company (or the Separate Accounts), acting as principal.25 If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.

_______________________________
[25]

We note, in this regard, that the position taken by the Commission’s staff in Signature Financial Group, Inc., No-Action Letter (pub. avail. Dec. 28, 1999) with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates, is not contrary to the Applicants’ request, as that letter specifically states that redemptions in-kind by a fund to affiliated shareholders “trigger” Section 17(a), even though the staff would not recommend enforcement action against such a fund so long as “certain conditions that are consistent with the purposes of Section 17(a)” are met.

34	Page 34 of a total of 55 pages

Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

Rule 17a-7 under the 1940 Act exempts from the prohibitions of Section 17(a), subject to certain enumerated conditions, a purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

Because the Insurance Companies are not registered investment companies, the Insurance Companies, their Separate Accounts, the Removed Portfolio and the Replacement Portfolio, in connection with their participation in the proposed In-Kind Transactions, must rely on that portion of Rule 17a-7 that requires that they be affiliated persons of each other solely by reason of having a common investment adviser or

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affiliated investment advisers, common directors, and/or common officers. That is not the case, as detailed above. In addition, one of the conditions enumerated in Rule 17a-7 requires that the transaction be a purchase or sale for no consideration other than cash payment against prompt delivery of a security for which market quotations are readily available. If the proposed In-Kind Transactions are viewed as purchases and sales of securities, the consideration in the proposed redemptions of shares of the Removed Portfolio and the proposed purchases of shares of the Replacement Portfolio would not be cash, but rather, the portfolio securities received from the Removed Portfolio.

B.        Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are consistent with the policies of the Removed Portfolio and the Replacement Portfolio, as recited in the current registration statement and reports of the Trust filed with the Commission under the federal securities laws. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new

36	Page 36 of a total of 55 pages

substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of business.26 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors’ ultimate investment in such shares and would be disruptive of the investment performance of such substitute investment company, as would be the case in the Section 17 Applicants’ situation. 27

1.      Reasonableness and Fairness and the Absence of Overreaching

The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair and do not involve overreaching because: (1) the In-Kind Transactions will not adversely affect or dilute the interests of Contract owners and participants; (2) with respect to those securities for which market quotations are readily available, the In-Kind Transactions will comply with the conditions set forth in Rule 17a-7, other than the requirement relating to cash consideration; and (3) with respect to those securities for which market quotations are not readily available, the In-Kind Transactions will be effected in accordance with the Removed Portfolio’s and the Replacement Portfolio’s normal valuation procedures, as set forth in the registration statement for the Trust.

_______________________________
[26]

See, e.g., MetLife Ins. Co. of Connecticut, SEC Rel. Nos. IC-28678 (Mar. 25, 2009) (notice) and IC-28699 (Apr. 20, 2009) (order) (granting an order of exemption pursuant to Section 17(b) of the 1940 Act to permit in-kind purchases in connection with substitutions); see also RiverSource Life Ins. Co., SEC Rel. Nos. IC-28527 (Dec. 4, 2008) (notice) and IC-28575 (Dec. 30, 2008) (order); Allianz Life Ins. Co. of North America, SEC Rel. Nos. IC-28480 (Oct. 30, 2008) (notice) and IC-28521 (Nov. 25, 2008) (order); The Penn Mutual Life Ins. Co., SEC Rel. Nos. IC-28328 (July 2, 2008) (notice) and IC-28342 (July 25, 2008) (order); MONY Life Ins. Co. of America, SEC Rel. Nos. IC-27909 (July 24, 2007) (notice) and IC-27929 (Aug. 17, 2007) (order); ING Life. Ins. and Annuity Co., SEC Rel. Nos. IC-27869 (June 20, 2007) (notice) and IC-27885 (July 16, 2007) (order).

[27]	Id.

37	Page 37 of a total of 55 pages

The In-Kind Transactions will be effected at the respective net asset values of the Removed Portfolio and the Replacement Portfolio, as determined in accordance with the procedures disclosed in the registration statement for the Trust and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract owner’s or participant’s investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account’s investment in the Replacement Portfolio will equal the value of its investments in the Removed Portfolio (together with the value of any pre-existing investments in the Replacement Portfolio) immediately before the In-Kind Transactions.

In addition, the Section 17 Applicants will assure themselves that the In-Kind Transactions will be in substantial compliance with the conditions of Rule 17a-7, which outline the types of safeguards that participants should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.

When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the

38	Page 38 of a total of 55 pages

investment companies participating in the transaction.”28 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.29

The Section 17 Applicants assert that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will assure themselves that the Trust will carry out the proposed In-Kind Transactions in conformity with the conditions of Rule 17a-7 (or, as applicable, the Removed Portfolio’s and the Replacement Portfolio’s normal valuation procedures, as set forth in the Trust’s registration statement), except that the consideration paid for the securities being purchased or sold will not be cash.

The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies’ registration statement or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no

_______________________________
[28]	Investment Company Act Rel. Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

[29]	Investment Company Act Rel. No. 11136 (Apr. 21, 1980) (proposing release).

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brokerage commission, fee or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind Transactions. Moreover, the Trust is in compliance with the board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7. Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.30

Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the Removed Portfolio and the Replacement Portfolio the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Insurance Companies and their affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to the Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants intend that the In-Kind Transactions will be carried out in substantial compliance with the other conditions of Rule 17a-7 as discussed above.

2.      Consistency with the Policy of Each Portfolio Concerned

The proposed redemption of shares of the Removed Portfolio will be consistent with the investment policies of the Removed Portfolio, as recited in the Trust’s current registration statement, because the shares will be redeemed at their net asset value in

_______________________________
[30]

Because the relevant Separate Accounts have not adopted procedures pursuant to Rule 17a-7, they cannot effect the proposed Substitution pursuant to such procedures nor can they maintain copies of such procedures. Nonetheless, the Section 17 Applicants represent that they will maintain all records relating to the Substitution in a manner consistent with Rule 17a-7.

40	Page 40 of a total of 55 pages

conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of the Replacement Portfolio for investment securities is consistent with the investment policies of the Replacement Portfolio, as recited in the Trust’s registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Replacement Portfolio could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, the Manager and the Advisers will examine the portfolio securities being offered to the Replacement Portfolio and accept only those securities as consideration for shares that it would have acquired for the Portfolio in a cash transaction.

3.      Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof,… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders

41	Page 41 of a total of 55 pages

of their outstanding securities.” As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C.        Request for an Order

The Section 17 Applicants request an order of the Commission pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions as described above. The Section 17 Applicants submit that, for all the reasons stated above, the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) the Replacement Portfolio and the Removed Portfolio; and (2) Contract owners and participants. The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) the Replacement Portfolio and the Removed Portfolio as stated in the Trust’s registration statement and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

VI.     CONCLUSION

For the reasons set forth in this Application, the Applicants each respectively state that the proposed Substitution and the related transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(a) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an

42	Page 42 of a total of 55 pages

order of approval pursuant to Section 17(a) of the 1940 Act and that such orders be made effective as soon as possible.

VII.     PROCEDURAL MATTERS RELATING TO THIS APPLICATION

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is as indicated on the cover page of this Application. Any notice and order concerning this Application should be directed to:

Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas

New York, New York 10104

Please address any questions or comments concerning this Application and a copy of any notice and order to:

Patricia Louie, Esq. Vice President and Associate General Counsel AXA Financial, Inc. 1290 Avenue of the Americas New York, New York 10104	Mark C. Amorosi, Esq. K&L Gates LLP 1601 K Street NW Washington, DC 20006 (202) 778-9000

Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held. Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. Under the current Charter and By-Laws of AXA Equitable, its business and affairs are conducted by its Board of Directors. The business and affairs of the AXA Equitable Separate Accounts, as unit investment trusts, is conducted by AXA Equitable, as depositor, pursuant to AXA Equitable’s Charter and By-Laws. Under the current Charter and By-Laws of MLOA, its business and affairs are conducted by its Board of Directors. The business and affairs of MLOA Separate Account L, as an unit investment

43	Page 43 of a total of 55 pages

trust, are conducted by MLOA, as depositor, pursuant to MLOA’s Charter and By-Laws. Under the current Certificate of Trust, Agreement and Declaration of Trust and By-Laws, the Trust’s business and affairs are conducted by its Board of Trustees.

In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors or Trustees of each Insurance Company and the Trust authorizing their respective appropriate officers to prepare, execute and file this Application with the Commission. The requirements of the governing documents of each Insurance Company and the Trust have been complied with in connection with the execution and filing of this Application. The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

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SIGNATURES

AXA Equitable Life Insurance Company has authorized this Application to be duly signed on its behalf, and on behalf of the Separate Accounts, in the State of New York on the 27th day of August, 2009.

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT 45 OF AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT 49 OF AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A OF AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT FP OF AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT 65 OF AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Steven M. Joenk
Steven M. Joenk
Senior Vice President

45	Page 45 of a total of 55 pages

MONY Life Insurance Company of America has authorized this Application to be duly signed on its behalf, and on behalf of its Separate Account, in the State of New York on the 27th day of August, 2009.

MONY LIFE INSURANCE COMPANY OF AMERICA
MONY AMERICA VARIABLE ACCOUNT L

/s/ Steven M. Joenk

Steven M. Joenk
Senior Vice President

46	Page 46 of a total of 55 pages

AXA Premier VIP Trust has authorized this Application to be duly signed on its behalf in the State of New York on the 27th day of August, 2009.

AXA PREMIER VIP TRUST

/s/ Steven M. Joenk
Steven M. Joenk

Trustee, Chairman, President and Chief Executive Officer

47	Page 47 of a total of 55 pages

Exhibit List

(a)	Exhibit A – Certificates of Resolution

(1)

AXA Equitable Life Insurance Company, Separate Account No. 45 of AXA Equitable Life Insurance Company, Separate Account No. 49 of AXA Equitable Life Insurance Company, Separate Account No. A of AXA Equitable Life Insurance Company, Separate Account No. FP of AXA Equitable Life Insurance Company and Separate Account No. 65 of AXA Equitable Life Insurance Company Certificate of Resolution

	(2)	MONY Life Insurance Company of America and MONY America Variable Account L Certificate of Resolution

	(3)	AXA Premier VIP Trust Certificate of Resolution

(b)	Exhibit B – Verifications

(1)

Verification of AXA Equitable Life Insurance Company, Separate Account No. 45 of AXA Equitable Life Insurance Company, Separate Account No. 49 of AXA Equitable Life Insurance Company, Separate Account No. A of AXA Equitable Life Insurance Company, Separate Account No. FP of AXA Equitable Life Insurance Company and Separate Account No. 65 of AXA Equitable Life Insurance Company

	(2)	Verification of MONY Life Insurance Company of America and MONY America Variable Account L

	(3)	Verification of AXA Premier VIP Trust

Page 48 of a total of 55 pages

EXHIBIT A-1

AXA EQUITABLE LIFE INSURANCE COMPANY
CERTIFICATE OF RESOLUTION

I, Patricia Louie, Vice President of AXA Equitable Life Insurance Company (the “Company”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors of the Company on May 19, 1999, and that said resolutions for the Company with respect to its Separate Account A, Separate Account FP, Separate Account 45, Separate Account 49, and Separate Account 65 have not been amended or rescinded and remain in full force and effect.

FURTHER RESOLVED, That the Chief Executive Officer, the President, the Chief Operation Officer and the Chief Investment Officer, with power to sub-delegate, are each authorized, as each may deem necessary or appropriate in connection with Equitable Life’s life and annuity businesses and in accordance with applicable laws and regulations and the contracts issued by Equitable Life, to (i) designate additional divisions or subdivisions of the separate accounts funding Equitable Life’s life insurance and annuity businesses or authorize any such additional separate account (the “Separate Account”), having investment policies substantially similar to any current or future Separate Account of Equitable Life, or division or subdivision thereof, which has been approved by this Board, (ii) modify, divide or eliminate any such Separate Account, division or subdivision, (iii) change the designation of the Separate Account to another designation, (iv) transfer cash or securities into a Separate Account or into any division thereof as may be deemed necessary or appropriate to facilitate the Separate Account’s or division’s commencement of operations or its continuing operations, or to meet the requirements of any application law or regulation, and (v) replace any investment company funding a Separate Account or division thereof, with another investment company; and

FURTHER RESOLVED, That the Officers of Equitable Life are each authorized, as any of them may deem necessary or appropriate for the purpose of carrying out the intent of and implementing the foregoing resolutions, to take all such acts and prepare, execute, file and deliver all such documents in the name of and on Equitable Life’s behalf, including any and all registration statements, applications for exemptions, certificates, affidavits, consents and other instruments required under applicable federal and state laws and regulations (as conclusively evidenced by the taking of such action or the execution and delivery of such documents and instruments, as the case may be).

A-1	Page 49 of a total of 55 pages

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company at New York City, New York this 27th day of August, 2009.

/s/ Patricia Louie

Patricia Louie
Vice President

A-2	Page 50 of a total of 55 pages

EXHIBIT A-2

 MONY LIFE INSURANCE COMPANY OF AMERICA
CERTIFICATE OF RESOLUTION

I, Patricia Louie, Vice President of MONY Life Insurance Company of America (the “Company”), do hereby certify that the following is a true and correct copy of a resolution duly adopted by the Board of Directors of the Company, by written consent without a meeting, on February 19, 1985 and that said resolution for the Company with respect to MONY America Variable Account L has not been amended or rescinded and remains in full force and effect.

RESOLVED, that the proper officers of the Company are authorized and directed to sign and file, or cause to be filed, such amendment or amendments of such Investment Company Act Registration, Investment Company Act Application, Notification of Claim for Exemption or Securities Act Registration as they may find necessary or advisable from time to time;

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company at New York City, New York this 27th day of August, 2009.

/s/ Patricia Louie

Patricia Louie
Vice President

A-3	Page 51 of a total of 55 pages

EXHIBIT A-3

AXA PREMIER VIP TRUST
CERTIFICATE OF RESOLUTION

I, Patricia Louie, Vice President and Secretary of AXA Premier VIP Trust (the “Trust”), do hereby certify that the following is a true and correct copy of a resolution duly adopted by the Board of Trustees of the Trust at a meeting held on July 22-23, 2009 and that said resolution for the Trust has not been amended or rescinded and remains in full force and effect.

VOTED, that the filing of an application, in substantially the form described at this meeting, with the Securities and Exchange Commission (“SEC”) pursuant to Section 17(b) of the 1940 Act seeking exemptions from Section 17(a) of the 1940 Act to the extent necessary to permit the applicable portfolios of AXA Premier VIP Trust (“Trust”) to carry out certain in-kind transactions in connection with the proposed substitution of securities, as presented at this meeting, be, and it hereby is, approved;

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Trust at New York City, New York this 27th day of August, 2009.

/s/ Patricia Louie

Patricia Louie
Vice President and Secretary

A-4	Page 52 of a total of 55 pages

EXHIBIT B-1

VERIFICATION

     The undersigned states that he has duly executed the attached Application dated August 27, 2009 for and on behalf of:

AXA Equitable Life Insurance Company;
Separate Account 45 of AXA Equitable Life Insurance Company;
Separate Account 49 of AXA Equitable Life Insurance Company;
Separate Account A of AXA Equitable Life Insurance Company;
Separate Account FP of AXA Equitable Life Insurance Company; and
Separate Account 65 of AXA Equitable Life Insurance Company;

that he is Senior Vice President of AXA Equitable Life Insurance Company; and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk

Steven M. Joenk
Senior Vice President

B-1	Page 53 of a total of 55 pages

EXHIBIT B-2

VERIFICATION

     The undersigned states that he has duly executed the attached Application dated August 27, 2009 for and on behalf of:

     MONY Life Insurance Company of America; and
     MONY America Variable Account L;

that he is Senior Vice President of MONY Life Insurance Company of America; and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk

Steven M. Joenk
Senior Vice President

B-2	Page 54 of a total of 55 pages

EXHIBIT B-3

VERIFICATION

     The undersigned states that he has duly executed the attached Application dated August 27, 2009 for and on behalf of:

     AXA Premier VIP Trust;

that he is Trustee, Chairman, President and Chief Executive Officer of AXA Premier VIP Trust; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk

Steven M. Joenk
Trustee, Chairman, President and Chief Executive Officer

B-3	Page 55 of a total of 55 pages